FORM 5
        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |    OMB APPROVAL     |
                 ANNUAL STATEMENT OF                 |_____________________|
           CHANGES IN BENEFICIAL OWNERSHIP           |OMB NUMBER: 3235-0362|
                                                     |EXPIRES:             |
                                                     | DECEMBER 31, 2001   |
        Filed pursuant to Section 16(a) of the       |ESTIMATED AVERAGE    |
          Securities Exchange Act of 1934,           |BURDEN HOURS         |
         Section 17(a) of the Public Utility         |PER RESPONSE......1.0|
            Holding Company Act of 1935              |_____________________|
        or Section 30(f) of the Investment
               Company Act of 1940

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1. Name and Address of Reporting Person

       Donnelly                    Thomas                        M.
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       (Last)                      (First)                    (Middle)

       c/o Net Perceptions, Inc., 7700 France Avenue South
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       Edina                       Minnesota                  55435
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       (City)                      (State)                      (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Net Perceptions, Inc. (NETP)
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3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

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4. Statement of Month/Year

   12/31/2001
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5. If amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ___  Director                               ___ 10% Owner

   _X_  Officer (give title below)             ___ Other (specify below)

        Chief Operating Officer and Chief Financial Officer
       _____________________________________________________

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7. Individual or Joint/Group Reporting (check applicable line)
   _X_  Form Filed by One Reporting Person

   ___ Form Filed by More than one Reporting Person

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Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned
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1. Title of Security (Instr. 3)

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2. Transaction Date (Month/Day/Year)

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3. Transaction Code (Instr. 8)


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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    ___________________           ______________             _______________
         Amount                     (A) or (D)                    Price
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5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year
   (Instr. 3 and 4)
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6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

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7. Nature of Indirect Beneficial Ownership (Instr. 4)

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TABLE II - Derivative Securities, Acquired, Disposed of, or Beneficially
           Owned (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security (Instr. 3)

   Employee Stock Option (Right to Buy)
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2. Conversion of Exercise Price of Derivative Security

   $1.40
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3. Transaction Date (Month/Day/Year)

   8/1/2001
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4. Transaction Code (Instr. 8)

   A
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5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.
   3, 4 and 5)
                  Granted option to
                  purchase 300,000 shares
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                          (A)                                  (D)
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6. Date Exercisable and Expiration Date (Month/Day/Year)

           See Footnote (1)                          8/1/2011
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           Date Exercisable                        Expiration Date
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7. Title and Amount of Underlying Securities (Instr. 3 and 4)

          Common Stock                             300,000
    ----------------------------         --------------------------------
               Title                         Amount or Number of Shares
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8. Price of Derivative Security (Instr. 4)

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9. Number of Derivative Securities Beneficially Owned at End of Year
   (Instr. 4)

    300,000
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10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

    (D)
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

    Not applicable
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 EXPLANATION OF RESPONSES:

    (1) The option vests and becomes exercisable in equal monthly installments over a four-year period that commenced August 1, 2001.



    /s/ Thomas M. Donnelly                         February 6, 2002
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   **  SIGNATURE OF REPORTING PERSON                     DATE



__________________________

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78FF(A).

  NOTE: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure

  Potential persons who are to respond to the collection of information contained in this form are nor required to respond unless the form displays a currently valid OMB number.
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